UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )1

‘mktg, inc.’

(Name of Issuer)

Common Stock, $.001 par value each

(Title of Class of Securities)

60688K 108

(CUSIP Number)

Marc Particelli

c/o ‘mktg, inc.’

75 Ninth Avenue, 3rd Floor

New York, New York 10011

(212) 403-4040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

———————

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60688K 108	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marc Particelli
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,250,287
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,250,287
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,287
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 60688K 108	13D	Page 3 of 5 Pages

This Amendment No. 2 to Schedule 13D (as amended hereby, the “Schedule 13D”) is being filed by Marc Particelli (the “Reporting Person”) to amend and supplement the Schedule 13D originally filed by the Reporting Person on January 22, 2009 with respect to the shares of common stock, par value $.001 per share (“Common Stock”) of ‘mktg, inc.’ (the “Issuer”), in connection with a Voting Agreement entered into by the Reporting Person on May 27, 2014 with respect to the Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following paragraph at the end thereof:

In connection with an Agreement and Plan of Merger (the “Merger Agreement”), dated May 27, 2014, among the Issuer, Aegis Lifestyle, Inc. a Delaware corporation (“Aegis”) and Morgan Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Aegis, the Reporting Person entered into a Voting Agreement with Aegis dated May 27, 2014 (the “Voting Agreement”). Pursuant to the Voting Agreement, the Reporting Person agreed to vote his shares of Common Stock and Preferred Stock (i) in favor of the adoption of the Merger Agreement, the merger contemplated thereby (the “Merger”) and each of the other actions contemplated by the Merger Agreement, (ii) against any proposal or transaction in opposition to the consummation of the Merger or any other transactions contemplated by the Merger Agreement and (iii) against any other action or agreement that could reasonably be expected to interfere with or delay or adversely affect the Merger or any other transactions contemplated by the Merger Agreement. In addition, pursuant to the Voting Agreement, the Reporting Person agreed to convert (i) approximately 23.5% of his shares of Preferred Stock into shares of Common Stock prior to the record date for the Issuer’s special meeting of stockholders to consider the Merger, and (ii) his remaining shares of Preferred Stock into shares of Common Stock immediately prior to the effective time of the Merger. The Voting Agreement also restricts the transfer of shares of Common Stock and other securities of the Issuer by the Reporting Person. The Voting Agreement terminates upon termination of the Merger Agreement and certain other specified events.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement referenced as Exhibit 99.1 hereto and incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated, as follows:

(a) As of the date of this filing, the Reporting Person beneficially owns 1,250,287 shares of Common Stock, consisting of (i) 462,200 shares of Common Stock held directly by the Reporting Person, (ii) 225,000 shares of Preferred Stock convertible into 478,723 shares of Common Stock held directly by the Reporting Person; (iii) 18,300 shares of Common Stock owned by the Reporting Person’s IRA, (iv) 221,064 shares of Common Stock issuable upon exercise of warrants, and (v) 70,000 shares of Common Stock issuable upon exercise of currently exercisable stock options issued to the Reporting Person by the Issuer.

As of the date of this filing, the 1,250,287 shares of Common Stock of the Issuer beneficially owned by the Reporting Person constitute 13.3% of the Issuer’s outstanding shares of Common Stock.

(b) As a result of the Voting Agreement, the Reporting Person may be deemed to share with Aegis the power to vote and dispose of, or to direct the vote or disposition of, the 1,250,287 shares of Common Stock beneficially owned by him.

CUSIP No. 60688K 108	13D	Page 4 of 5 Pages

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following paragraph at the end thereof:

The disclosures contained in Item 4 above are incorporated by reference into this Item 6.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.1	Form of Voting Agreement between various holders of capital stock of ‘mktg, inc.’ and Aegis Lifestyle, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 27, 2014)

CUSIP No. 60688K 108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2014

/s/ Marc Particelli
Marc Particelli